EXHIBIT 1.01

CONFLICT MINERALS REPORT OF PCTEL, INC.

IN ACCORD WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Section 1: Introduction (unaudited)

This is the Conflict Minerals Report of PCTEL, Inc. (the “Company”) for products for which manufacturing was completed during calendar year 2014 in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

In accord with Rule 13p-1, the Company undertook due diligence to determine whether the necessary conflict minerals in the Company’s products were or were not “DRC conflict free”. The Company produces products that contain conflict minerals. They are found in the solder (cassiterite), electrical capacitors (tantalum), electrical connectors (gold) and semiconductors (gold) used in the affected products. The Company estimates it uses annually approximately 5,300 lbs. of cassiterite, 15 lbs. of tantalum, and 31 Troy ounces of gold. The Company concluded that it does not use tungsten in its products.

Section 2: Due Diligence Subject to an Independent Private Sector Audit

A.	Design of the company’s due diligence framework.

The design of the Company’s due diligence measures conforms, in all material respects, with the applicable provisions of the internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition  (OECD 2013) (“OECD Framework”), including related Supplements for each of the conflict minerals.

B.	Description of the company’s due diligence measures performed applicable to products manufactured during 2016.

The Company’s due diligence measures performed applicable to products manufactured during 2016 included:

•	Maintained a Conflict Minerals Team comprised of senior members of our manufacturing and sourcing organizations under the oversight of the Chief Financial Officer.
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Updated and communicated to our suppliers and the public the Company’s DRC Conflict Free Sourcing Policy for the supply chain of minerals originating from Conflict-Affected and High-Risk Areas. The Company’s DRC Conflict Free Sourcing Policy can be found at www.pctel.com.

•	Maintain internal standard operating procedures that provide a process to be followed in order to generate and maintain the information needed to comply with Dodd-Frank Section 1502.
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Assessed all products and suppliers in order to identify Conflict Minerals scope and risk. The Company’s products and suppliers were evaluated for use of conflict minerals through a review of internal documents, including bills of material, materials declarations and purchasing contracts. Suppliers added after the initial review were assessed as part of the initial vendor due diligence and compliance assessment program applied to all new vendors. Suppliers identified as providing parts to the Company that include conflict minerals were tracked through an information system that captures and categorizes supplier and product information.

EXHIBIT 1.01

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Conducted a reasonable country of origin inquiry (RCOI) by circulating a supply-chain survey with direct suppliers of components that contain conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template (EICC/GeSI template).   The purpose of this supplier survey was to identify, if possible, the supply chain, including smelters and refiners who contribute refined conflict minerals to the Company’s products.

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Verified that direct suppliers have completed all pertinent sections of the EICC/GeSI template and made follow-up inquiries to obtain as much needed information as possible from as many suppliers as possible. Supplier responses were validated by evaluating the consistency of responses with other response and information known about supplies and suppliers.

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Compared the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter facilities that have received a “conflict free” designation (such as through the EICC/GeSI Conflict Free Smelter Initiative (CFSI) program’s lists for tantalum, tin, tungsten and gold) by participating in an independent third party smelter audit.